Exhibit 99.1

Genius Group Announces Preliminary First Half 2024 Financial Results: 130% Pro Forma Revenue Growth

SINGAPORE, November 20, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education and acceleration group, today provided preliminary unaudited financial and operational results for the six months ended June 30, 2024.

“Whilst our auditors complete their review of our first half financial results of 2024 in the coming weeks, we are pleased to provide preliminary results on our revenue and adjusted EBITDA. We believe our 130% pro forma revenue growth continues our track record of exceeding the Edtech industry growth rate as a whole, and our reduction in EBITDA loss is a direct result of our strategy of becoming a self-sustaining, cash positive business.” said Roger Hamilton, CEO of Genius Group.

“We look forward to the coming month, in which we will be providing detailed first half financial results following the completion of our auditors’ review, together with guidance for the full year including our Bitcoin Treasury Plan. We believe our AI education and acceleration model, including our Genius Cities platform and latest AI avatars, provides a powerful value add layer to our Bitcoin-first strategy, and we believe in the coming year we will solidify our leadership position in delivering AI powered training and tools for the future of work.”

Preliminary Financial Highlights for the First Half of 2024

●	First half revenue of $13.2 million, compared to $11.8 million in 2023. First half revenue in 2024 excludes revenue from FatBrain AI prior to the asset purchase transaction that closed in March, and first half revenue in 2023 includes revenue from Entrepreneur Resorts Ltd, which was subsequently spun off from the Company in 2023.

●	First half adjusted EBITDA net loss of ($5.9) million, compared to ($7.3) million first half adjusted EBITDA net loss in 2023, with adjusted EBITDA in 2024 excluding adjusted EBITDA from FatBrain prior to the transaction closed in March, and first half adjusted EBITDA in 2023 including adjusted EBITDA from Entrepreneur Resorts Ltd.

Preliminary Pro Forma Financial Highlights for the First Half of 2024

●	First half pro forma revenue of $20.7 million, compared to $9.0 million in first half of 2023, representing a 130% increase.

●	First half 2024 pro forma adjusted EBITDA net loss of ($4.6) million, compared to ($7.3) million first half pro forma adjusted EBITDA net loss of ($7.3) million in 2023, representing a 37% reduction.

Financial results include the Fatbrain AI (LZGI) transaction following the signing of a settlement commitment where all parties have committed to reach an amicable settlement that includes proceeding with the LZGI transaction and effectively addressing and rectifying the various issues related to the transaction.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level.

For more information, please visit https://www.geniusgroup.net/

Pro Forma Financial Results

Genius Group pro forma financial results take into account the Group Companies including FatBrain AI – with the transaction completed in March 2024.

The Pro Forma Financial Results should be viewed as the current group’s financial performance, of which the audited financial results represent a subset of this group. The historical results do not necessarily indicate our expected results for any future periods.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us